UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2026

Commission File Number: 001-15092

TURKCELL İLETİŞİM HİZMETLERİ A.Ş.

(Translation of registrant’s name into English)

Turkcell Küçükyalı Plaza

Aydınevler Mahallesi, İsmet İnönü Caddesi, No:20

Küçükyalı B Blok Ofispark

34854 Maltepe
Istanbul, Türkiye

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F  ☐ Form 40-F

Enclosure: A press release dated June 24, 2026 announcing the registrant’s financing bond issuance.

Istanbul, June 24, 2026

Announcement Regarding the Financing Bond Issuance

Within the scope of the TRY 15,000,000,000 issuance limit approved by the Capital Markets Board, the book building of the financing bond issuance of our Company with a maturity date of September 25, 2026, an annual simple interest of 40.25% with a nominal amount of TRY 500,000,000 to qualified investors within Türkiye, without a public placement was completed, and the securities will be transferred to the investor accounts on June 24, 2026 (today).

Board Decision Date	: 06.11.2025

Related Issue Limit Info
Currency Unit	: TRY
Limit	: 15,000,000,000
Issue Limit Security Type	: Debt Securities
Sale Type	: Private Placement-Sale to Qualified Investor
Domestic / Oversea	: Domestic
Capital Market Board Approval Date	: 17.06.2026

Capital Market Instrument to be Issued Info
Type	: Bill
Maturity Date	: 25.09.2026
Maturity (Day)	: 93
Sale Type	: Sale To Qualified Investor
Intended Nominal Amount	: 500,000,000
Intended Maximum Nominal Amount	: -
The country where the issue takes place	: Türkiye
Title Of Intermediary Brokerage House	:
Central Securities Depository	: Merkezi Kayıt Kuruluşu A.Ş.
Starting Date of Sale	: 23.06.2026
Ending Date of Sale	: 24.06.2026
Nominal Value of Capital Market Instrument Sold	: 500,000,000
Maturity Starting Date	: 24.06.2026
Issue Price	: 1
Interest Rate Type	: Fixed
Interest Rate - Yearly Simple (%)	: 40.2500
Interest Rate - Yearly Compound (%)	: 46.6931
Traded in the Stock Exchange	: No
Payment Type	: TL Payment
ISIN Code	: TRFTCEL92610
Coupon Number	: 1
Currency Unit	: TRY
Coupon Payment Frequency	: Single Coupon

Redemption Plan of Capital Market Instrument Sold

Coupon Number	Payment Date	Record Date*	Payment Date	Interest Rate - Periodic (%)	Payment Amount	Exchange Rate	Was The Payment Made?
1	25.09.2026	24.09.2026	25.09.2026	10.2555
Principal/Maturity Date Payment Amount	25.09.2026	24.09.2026	25.09.2026

* The date on which the beneficiaries are determined.

Issuer Rating Note

Rating Company	Rating Note	Rating Date	Is it Investment Grade?
JCR AVRASYA DERECELEND&Idot;RME A.&Scedil;.	Long Term National Rating AAA (tr)	22.05.2026	Yes

For more information:

Turkcell Investor Relations

investor.relations@turkcell.com.tr

Tel: + 90 212 313 1888

Disclaimer

This press release does not constitute an offer to sell, or a solicitation of offers to purchase or subscribe for securities in the United States or any other jurisdiction in which such offer or solicitation would be unlawful. The securities referred to herein have not been and will not be registered under the U.S. Securities Act of 1933, as amended (the "Securities Act"), and may not be offered, sold or delivered within the United States or to or for the benefit of, US persons (as defined in Regulation S under the Securities Act) absent registration or an applicable exemption from the registration requirements of the Securities Act. This press release is being issued pursuant to and in accordance with Rule 135c under the Securities Act.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, Turkcell İletişim Hizmetleri A.Ş. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TURKCELL İLETİŞİM HİZMETLERİ A.Ş.

Date: June 24, 2026	By:	/s/ Özlem Yardım
		Name:	Özlem Yardım
		Title:	Investor Relations Corporate Finance Director

TURKCELL İLETİŞİM HİZMETLERİ A.Ş.

Date: June 24, 2026	By:	/s/ Kamil Kalyon
		Name:	Kamil Kalyon
		Title:	Chief Financial Officer